UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                           Penwest Pharmaceuticals Co.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    709754105
                                  -------------
                                 (CUSIP Number)

                                  July 11, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
Penwest Pharmaceuticals Co.

CUSIP No. 709754105

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Paul P. Tanico
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
NUMBER OF                  5)       SOLE VOTING POWER
SHARES                                                   41,000
BENEFICIALLY            --------------------------------------------------------
OWNED BY                   6)       SHARED VOTING POWER
EACH                                                    997,095
REPORTING               --------------------------------------------------------
PERSON                     7)       SOLE DISPOSITIVE POWER
WITH                                                     41,000
                        --------------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER
                                                        997,095
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,038,095
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            6.7%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON*
                                                       IN

SCHEDULE 13G
Penwest Pharmaceuticals Co.

CUSIP No. 709754105

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Ellen H. Adams
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
NUMBER OF                  5)       SOLE VOTING POWER
SHARES                                                   31,200
BENEFICIALLY            --------------------------------------------------------
OWNED BY                   6)       SHARED VOTING POWER
EACH                                                    997,095
REPORTING               --------------------------------------------------------
PERSON                     7)       SOLE DISPOSITIVE POWER
WITH                                                     31,200
                        --------------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER
                                                        997,095
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,028,295
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            6.6%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON*
                                      IN

NOTE: Issuer reported 15,478,977 shares of common stock, $.001 par value, outstanding in its Proxy Statement on Form 14A dated April 30, 2002.

Item 1(a).  Name of Issuer:

         Penwest Pharmaceuticals Co.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         2981 Route 22
         Patterson, New York 12563

Item 2(a).  Name of Person Filing:

         This statement is filed by:

         (A) Paul P. Tanico ("Tanico"), with respect to the shares of Common Stock, $.001 par value per share ("Common Stock") of Penwest Pharmaceuticals Co. (the "Company") (a) also beneficially owned by CastleRock Management, LLC, a Delaware limited liability company ("Management LLC"), of which Tanico is a managing member, (b) also beneficially owned by CastleRock Asset Management, Inc., a New York corporation ("Management Inc."), of which Tanico is a director, officer and stockholder, (c) owned directly by Tanico, and (d) held in certain accounts over which Tanico shares investment discretion.

         (B) Ellen H. Adams ("Adams"), with respect to the shares of Common Stock of the Company (a) also beneficially owned by Management LLC, of which Adams is a managing member, (b) also beneficially owned by Management Inc., of which Adams is a director, officer and stockholder, (c) owned directly by a trust of which Adams is a trustee, (d) held in certain accounts over which Adams shares investment discretion.

         Management LLC beneficially owns all of the 337,960 shares of Common Stock of the Company owned directly by CastleRock Partners, L.P. a Delaware limited partnership ("Partners I"), of which Management LLC is the general partner, and all of the 26,450 shares of Common Stock of the Company directly owned by CastleRock Partners II, L.P. a Delaware limited partnership ("Partners II"), of which Management LLC is the general partner.

         Management Inc. beneficially owns all of the 492,735 shares of Common Stock of the Company directly owned by CastleRock Fund, Ltd., an international business company organized in the British Virgin Islands ("Fund"), for which Management Inc. serves as an investment advisor, and all of the 139,950 shares of Common Stock of the Company directly owned by certain accounts for which Management Inc. exercises investment discretion.

         Tanico and Adams are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

         The principal business office of each of the Reporting Persons is:

                  c/o CastleRock Asset Management, Inc.
                  101 Park Avenue, 23rd Floor
                  New York, New York 10178

Item 2(c).   Citizenship:

         Each of Tanico and Adams is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

         Common Stock, $.001 par value

Item 2(e).   CUSIP Number:

         709754105

Item 4.  Ownership.

A.  Tanico

         (a)  Amount beneficially owned: 1,038,095

         (b)  Percent of class: 6.7%

         (c)  (i)  Sole power to vote or direct the vote:  41,000
              (ii) Shared power to vote or direct the vote:  997,095
              (iii) Sole power to dispose or direct the disposition:  41,000
              (iv)  Shared power to dispose or direct the disposition:  997,095
B.  Adams

         (a)  Amount beneficially owned:  1,028,295

         (b)  Percent of class:  6.6%

         (c)  (i)  Sole power to vote or direct the vote:  31,200
              (ii) Shared power to vote or direct the vote:  997,095
              (iii) Sole power to dispose or direct the disposition:  31,200
              (iv)  Shared power to dispose or direct the disposition:  997,095

Item 5.  Ownership of Five Percent or Less of a Class.

         N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N.A.

Item 8.  Identification and Classification of Members of the Group.

         N.A.

Item 9.  Notice of Dissolution of Group.

         N.A.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2002

                                         /s/ Paul P. Tanico
                                         -------------------------------
                                         Paul P. Tanico

                                         /s/ Ellen H. Adams
                                         -------------------------------
                                         Ellen H. Adams

EXHIBIT INDEX
-------------
Exhibits
1.       Joint Filing Agreement, dated May 10, 2002, between Tanico and Adams.

EXHIBIT 1
---------

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $.001 par value per share, of Penwest Pharmaceuticals Co. is filed jointly, on behalf of each of them.

Dated:  May 10, 2002

                                         /s/ Paul P. Tanico
                                         -------------------------------
                                         Paul P. Tanico

                                         /s/ Ellen H. Adams
                                         -------------------------------
                                         Ellen H. Adams